Meridian Fund Page 1 of 1 Meridian Equity Income Fund Top 10 Holdings as of 3/31/2008 MEIFX Percentage
Holding Market Value of Portfolio
Intel Corp. $784,190 2.1 % Chevron Corp. 776,776 2.1 Automatic Data Processing, Inc. 775,737 2.1
Kraft Foods, Inc. Class A 765,947 2.0 SUPERVALU, Inc. 764,490 2.0 United Parcel Service, Inc. Class B 763,424 2.0 RPM International, Inc. 756,458 2.0 Sonoco Products Co. 752,969 2.0 Timken Co. 751,916 2.0 Lincoln National Corp. 748,020 2.0
Net Assets $37,522,963
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http://www.meridianfund.com/meifx_top10.cfm 5/19/2008

Meridian Equity Income Fund
Top 10 Sectors as of 3/31/2008
MEIFX Sector Market Value Pct. Assets
Industrial Conglomerates $1,434,139 3.8 % Semiconductors 784,189 2.1 Oil & Gas-Integrated 776,776 2.1 Data Processing & Outsourced Services 775,737 2.1 Food & Meats-Packaged 765,947 2.0 Food Retail 764,490 2.0 Air Freight & Logistics 763,424 2.0 Chemicals — Specialty 756,458 2.0 Paper & Packaging 752,969 2.0 Construction Materials-Steel 751,916 2.0
Net Assets $37,522,963
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Meridian Fund Page 1 of 1 Meridian Growth Fund Top 10 Holdings as of 3/31/2008 MERDX Percentage Holding Market Value of Portfolio
C. R. Bard, Inc. $53,133,270 3.4 % DENTSPLY International, Inc. 52,403,360 3.3 Ross Stores, Inc. 49,634,732 3.1 FMC Technologies, Inc. 47,116,298 3.0 Edwards Lifesciences Corp. 46,897,117 3.0 RPM International, Inc. 45,906,971 2.9 Dionex Corp. 42,791,042 2.7 American Tower Corp. Class A 41,970,384 2.7 Millipore Corp. 41,726,790 2.6 Zebra Technologies Corp. Class A 41,470,505 2.6
Net Assets $ 1,580,114,642
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Meridian Fund Page 1 of 1

MERIDIAN FUND, INC.

MERIDIAN • FUND INCORPORATED®

MERDX

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Meridian Growth Fund

Top 10 Sectors

as of 3/31/2008

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Meridian Fund Page 1 of 1 Meridian Growth Fund Top 10 Sectors as of 3/31/2008 MERDX Sector Market Value Pct. Assets
Tech-Software $153,150,498 9.7 % Healthcare Products 152,433,747 9.6 Retail 129,695,578 8.2 Industrial Conglomerates 104,288,303 6.6 Technology 97,606,208 6.2 Insurance Brokers 73,828,902 4.7 Restaurants 67,526,599 4.3 Brokerage & Money Management 57,212,660 3.6 Healthcare Services 54,186,078 3.4 Banking 52,032,672 3.3
Net Assets $ 1,580,114,642
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Meridian Fund Page 1 of 1

MERIDIAN FUND, INC.

MERIDIAN • FUND INCORPORATED®

MVALX

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Meridian Value Fund

Top 10 Holdings

as of 3/31/2008

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Meridian Fund Page 1 of 1 Meridian Value Fund Top 10 Holdings
as of 3/31/2008 MVALX Percentage Holding Market Valueof Portfolio
Kinder Morgan Management, LLC $42,654,319 3.1 % Anheuser-Busch Cos., Inc. 42,415,555 3.1 CACI International, Inc. Class A 40,539,500 3.0
Verizon Communications, Inc. 40,142,385 2.9 Sealed Air Corp. 39,415,250 2.9 Beckman Coulter, Inc. 38,323,335 2.8 Avon Products, Inc. 38,088,882 2.8 Intel Corp. 37,234,440 2.7 Abbott Laboratories 35,075,400 2.6 Pactiv Corp. 34,154,251 2.5
Net Assets $ 1,368,706,365
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Meridian Fund Page 1 of 1

MERIDIAN FUND, INC.

MERIDIAN FUND INCORPORATED

MVALX

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Top 10 Sectors

as of 3/31/2008

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Meridian Fund Page 1 of 1 Meridian Value Fund Top 10 Sectors as of 3/31/2008 MVALX Sector Market Value Pct. Assets
Industrial Products $161,003,781 11.8 % Healthcare Products 156,438,658 11.4 Energy 135,618,726 9.9 Consumer Products 111,793,295 8.2 Utilities 91,209,297 6.7 Technology 83,483,018 6.1 Media 62,980,168 4.6 Apparel 54,581,535 4.0 Pharmaceuticals 43,399,748 3.2 Brewers 42,415,555 3.1
Net Assets $ 1,368,706,365
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MERIDIAN FUND, INC.
April 2, 2008
To Our Shareholders:
The combination of deteriorating credit markets and a slowing economy resulted in a sharp sell-off in stocks during the first quarter of 2008. The S&P 500 declined 9.9%, the NASDAQ 14.1% and the Russell 2000 10.2%. This broad based retreat is the largest quarterly decline in 5 1/2 years. The top performing sectors included precious metals, home construction and railroads. Mobile telecommunications, consumer electronics and mortgage finance companies were among the worst performing groups. Government bonds performed well, providing a safe haven for nervous investors. The yield on the ten-year treasury declined from 4.03% to 3.43% during the quarter.
Most economic indicators continue to point down. The main problem is the deterioration of the credit markets and their impact on our financial structure and the broader economy. The situation is compounded by rising commodity prices, which usually decline with a weak economy. Thus, many companies are facing weak demand and cost pressures, a difficult combination for corporate profits. The consumer is under pressure also. Exports, however, are strong and our trade balance is improving, primarily due to the weak dollar. Fiscal and monetary policies remain expansionary. The federal deficit will increase with a one time $165 billion targeted tax rebate in May. The Federal Reserve has lowered the federal funds rate several times and has been generous in supplying credit to troubled financial institutions. Our outlook is for the economy to be flat to modestly down in the first half of the year and to stabilize in the back half of 2008 as we work through these issues.
Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds or adding to existing positions during difficult stock market environments. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders.
Richard F. Aster, Jr.
Meridian Equity Income Fund® (MEIFX)
The Meridian Equity Income Fund’s net asset value per share at March 31, 2008 was $10.85. This represents a decrease of 4.99% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were 19.8% and 5.9%, respectively. The Fund’s assets at the close of the quarter were invested 5.3% in cash and 94.7% in stocks. Total net assets were $37,522,963 and there were 583 shareholders.
Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above average yields and strong financial returns that, in our opinion, have the ability to grow dividends. The fund is diversified with 50 positions representing 49 different industry groups. At the end of the March 2008 quarter, the portfolio’s average holding had a 5-year-average return on equity of 19.8% and an average dividend yield of 3.5%; both measures substantially higher than the average S&P 500 stock. The average position had a market capitalization of $33.0 billion, a debt ratio of 39.1% and earnings per share that are expected to grow 9.9% during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund.
During the quarter we purchased shares of Boeing, Caterpillar, Dow Chemical, Family Dollar Stores, Coca-Cola, Morgan Stanley, Nu Skin Enterprises, Supervalu and Timken. We sold our positions in BP Plc, E.I. du Pont De Nemours, Emerson Electric, Federated Investors, Limited Brands, Pfizer, PPG Industries, Rohm & Haas and Whirlpool.
Intel, a current holding, is well known as the world leader in providing integrated circuits, primarily microprocessor chips for desktop, laptop and notebook computers as well as enterprise servers and work stations. The company has additional products addressing a number of growing applications. Intel has minimal debt, a five-year return on equity of 18%, a yield of 2.4% and the financial where-with-all for future dividend increases. The company is a well managed market leader addressing a growing world market and the shares, in our opinion, will continue to show above average returns.
Meridian Growth Fund® (MERDX)
The Meridian Growth Fund’s net asset value per share at March 31, 2008 was $33.55. This represents a decrease of 11.1% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 1,660.5% and 12.9%, respectively. The Fund’s assets at the close of the quarter were invested 6.0% in cash and cash equivalents and 94.0% in stocks. Total net assets were $1,580,114,642 and there were 66,921 shareholders.
Stocks are reasonably valued and we believe the market will move higher once investors perceive that credit markets are stable and the economy is out of danger. The most attractive valuations are in the financial, building-related and consumer groups. Our portfolio, in general, consists of well positioned small and medium-sized growth stocks which, in most cases, are market leaders, well managed, have strong financial positions and sell at reasonable valuations. They are not totally immune from a weak economy, but should survive and, in our opinion, be stronger and better positioned to do well long-term. Our largest areas of concentration are healthcare, technology, financial services and consumer services.

Our turnover was higher than normal during the first quarter. We purchased shares of American Eagle Outfitters, Blackbaud, Digital Realty Trust, Dun & Bradstreet, Jack in the Box, Mattel, Trimble Navigation and Watsco. We sold our positions in Annaly Capital Management, Darden Restaurants, Da Vita and International Rectifier. BEA Systems was taken over by a larger company.
Ross Stores, a current holding, is the second largest operator of off-price retail apparel and home accessories in the U.S., which targets value-conscious consumers. The company acquires brand name and designer merchandise through opportunistic purchases created by manufacturer overruns and canceled orders and sells them at everyday savings of 20-70% off department store regular prices. Historically, off-price retailers tend to perform relatively better than the overall retail sector in a slow economy given their value proposition. Ross has an experienced management team and should be able to continue growing earnings at low-to-mid teens while maintaining a strong balance sheet and generating strong cash flow. The stock sells at a reasonable valuation given its market share position, earnings growth potential and seasoned management team.
Meridian Value Fund® (MVALX)
The Meridian Value Fund’s net asset value per share at March 31, 2008 was $29.27. This represents a decrease of 8.3% for the calendar year to date. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 660.9% and 17.3%, respectively. The comparable period returns for the S&P 500 with dividends were 201.0% and 9.0%, respectively. The Fund’s assets at the close of the quarter were invested 5.1% in cash and cash equivalents and 94.9% in stocks. Total net assets were $1,368,706,365 and there were 64,669 shareholders.
Our investment strategy remains unchanged. We continue to seek out-of-favor companies that we believe have defensible positions in their industries, strong or improving balance sheets, reasonable valuations and good prospects for earnings growth. It is our position that over the long term this strategy will produce returns that outperform the Fund’s benchmark. In our opinion the portfolio is well positioned, reasonably valued and diversified. We hold 55 positions, representing 26 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are healthcare products, technology and industrial products. The outlook for our approach, in our view, is favorable at this time.
During the quarter we purchased shares of Con-Way, Franklin Electric Company, ImClone Systems and Mattel. We sold our positions in Corinthian Colleges, The Cooper Companies, International Flavors and Fragrances, Regions Financial and Schering-Plough. Cognos and UAP Holding were taken over by larger companies.
Anheuser-Busch, the world’s leading brewer, is one of our largest positions. Earnings declined in 2005 when domestic beer volumes were under significant pressure due to consumer taste shifts to wine and spirits combined with a harsh competitive and promotional environment for brewers. Since then the share shift away from beer has slowed and domestic volumes have grown, albeit slowly. The company has turned to expanded import agreements and investments in international brewers, particularly in Mexico and China, to drive earnings growth. Approximately thirty percent of profits now come from higher growth international markets. The beer industry has good defensive characteristics which should help relative performance in a tough economy. Anheuser-Busch has resumed earnings growth and is a compelling value at current levels trading at less than 16 times estimated earnings for 2008 with a 2.8% dividend yield.
Miscellaneous
The Meridian Funds are no-load and there are no transaction fees or commissions charged when purchased directly through our transfer agent, PFPC. This can be a very cost-effective method to purchase shares of the Meridian Funds for shareholders who do not need the services of a broker-dealer and for long-term investors that make multiple purchases.
We have added a new E-mail Alerts feature to our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds.
The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small%age of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of March 31, 2008 and are subject to change without notice.

Meridian Equity Income Fund®
Summary of Portfolio Holdings
March 31, 2008 (Unaudited)

Portfolio Holdings by Category (% of total net assets)
Industrial Conglomerates	3.8%	$1,434,139
Semiconductors	2.1	784,189
Oil & Gas-Integrated	2.1	776,776
Data Processing & Outsourced Services	2.1	775,737
Food & Meats-Packaged	2.0	765,947
Food Retail	2.0	764,490
Air Freight & Logistics	2.0	763,424
Chemicals — Specialty	2.0	756,458
Paper & Packaging	2.0	752,969
Construction Materials-Steel	2.0	751,916
Insurance-Life & Health	2.0	748,020
Office Services & Supplies	2.0	746,384
Construction Materials	2.0	737,040
Auto Parts & Equipment	2.0	736,936
Consumer Products-Household	1.9	730,440
Hotel Resorts & Cruise Lines	1.9	730,259
Media-Broadcasting & Cable TV	1.9	726,432
Food Distributors	1.9	725,500
Pharmaceuticals	1.9	722,327
Insurance-Property & Casualty	1.9	719,816
Telecommunication Services-Integrated	1.9	715,444
Household Products	1.9	713,278
Commercial Printing	1.9	712,740
Computer Hardware	1.9	712,511
Machinery	1.9	712,439
Railroads	1.9	711,592
Environmental Facilities & Services	1.9	704,424
Brewers	1.9	702,260
Household-Home Furnishings	1.9	700,356
Apparel Accessories & Luxury Goods	1.9	697,590
Restaurants	1.9	697,125
Utilities-Multi	1.9	696,696
Distributors	1.9	695,203

Meridian Equity Income Fund®
Summary of Portfolio Holdings (continued)
March 31, 2008 (Unaudited)

Household Appliances	1.9	692,871
Tobacco	1.8	690,946
Chemicals — Diversified	1.8	685,410
Housewares Specialties	1.8	683,813
Insurance Brokers	1.8	683,123
Motorcycle Manufacturers	1.8	682,500
Consumer Products-Personal Care	1.8	679,354
Leisure Products	1.8	678,590
Aerospace/Defense	1.8	676,767
Electrical Components & Equipment	1.8	675,011
General Merchandise Stores	1.8	664,950
REITs-Residential	1.8	662,872
Banking	1.7	649,775
Banking-Investment Banking & Brokerage	1.7	644,370
Banking-Diversified Banks	1.7	643,543
Paper & Forest Products	1.7	631,040
Cash & Other Assets, Less Liabilities	5.3	1,977,171

	100.0%	$37,522,963

Meridian Growth Fund®
Summary of Portfolio Holdings
March 31, 2008 (Unaudited)

Portfolio Holdings by Category (% of total net assets)
Tech-Software	9.7%	$153,150,498
Healthcare Products	9.6	152,433,747
Retail	8.2	129,695,578
Industrial Conglomerates	6.6	104,288,303
Technology	6.2	97,606,208
Insurance Brokers	4.7	73,828,902
Restaurants	4.3	67,526,599
Brokerage & Money Management	3.6	57,212,660
U.S. Government Obligations	3.5	54,930,739
Healthcare Services	3.4	54,186,078
Banking	3.3	52,032,672
Leisure & Amusement	3.2	49,912,452
Energy	3.0	47,116,298
Chemicals-Specialty	2.9	45,906,971
Cellular Communications	2.7	41,970,384
Consumer Services	2.6	41,390,708
Computer Hardware	2.6	41,155,739
Business Services	2.6	40,905,040
Insurance-Property & Casualty	2.6	40,498,277
Industrial Services	2.4	37,941,208
Construction	2.3	36,435,178
Aerospace/Defense	2.2	35,435,805
Healthcare Information Services	2.2	34,977,214
Distributors	1.3	21,049,644
Hotels & Lodging	0.8	12,570,348
Leisure Products	0.5	7,991,840
REITs-Diversified	0.5	7,976,850
Cash & Other Assets, Less Liabilities	2.5	39,988,702

	100.0%	$1,580,114,642

Meridian Value Fund®
Summary of Portfolio Holdings
March 31, 2008 (Unaudited)

Portfolio Holdings by Category (% of total net assets)
Industrial Products	11.8%	$161,003,781
Healthcare Products	11.4	156,438,658
Energy	9.9	135,618,726
Consumer Products	8.2	111,793,295
Utilities	6.7	91,209,297
Technology	6.1	83,483,018
Media	4.6	62,980,168
U.S. Government Obligations	4.3	59,915,558
Apparel	4.0	54,581,535
Pharmaceuticals	3.2	43,399,748
Brewers	3.1	42,415,555
Information Technology Services	3.0	40,539,500
Telecommunications Services	2.9	40,142,385
Semiconductors	2.7	37,234,440
Leisure Products	2.1	28,339,590
Aerospace/Defense	2.0	26,799,660
Insurance Brokers	1.9	26,296,464
Leisure & Amusement	1.7	23,037,077
Banking	1.6	22,255,364
Business Services	1.6	21,626,926
Trucking	1.3	17,694,048
Transportation-Airlines	1.2	17,032,671
Telecommunications Equipment	1.2	16,701,201
Agriculture	0.9	12,632,352
Tech-Software	0.9	11,943,465
Industrial Services	0.4	7,016,988
Asset Management & Custody Banks	0.5	6,285,180
Cash & Other Assets, Less Liabilities	0.8	10,289,715

	100.0%	$1,368,706,365

Meridian Equity Income Fund®
Schedule of Investments
March 31, 2008 (Unaudited)

	Shares	Value*
COMMON STOCKS - 94.7%

AEROSPACE/DEFENSE - 1.8% Boeing Co.	9,100	$676,767

AIR FREIGHT & LOGISTICS - 2.0% United Parcel Service, Inc. Class B	10,455	763,424

APPAREL ACCESSORIES & LUXURY GOODS - 1.9% VF Corp.	9,000	697,590

AUTO PARTS & EQUIPMENT - 2.0% Autoliv, Inc. (Sweden)	14,680	736,936

BANKING - 1.7% Regions Financial Corp.	32,900	649,775

BANKING-INVESTMENT BANKING & BROKERAGE - 1.7% Morgan Stanley	14,100	644,370

BANKING-DIVERSIFIED BANKS - 1.7% Comerica, Inc.	18,345	643,543

BREWERS - 1.9% Anheuser-Busch Cos., Inc.	14,800	702,260

CHEMICALS-DIVERSIFIED - 1.8% Dow Chemical Co. (The)	18,600	685,410

CHEMICALS-SPECIALTY - 2.0% RPM International, Inc.	36,125	756,458

COMMERCIAL PRINTING - 1.9% R. R. Donnelley & Sons Co	23,515	712,740

	Shares	Value*
COMPUTER HARDWARE - 1.9% Diebold, Inc.	18,975	$712,511

CONSTRUCTION MATERIALS - 2.0% Vulcan Materials Co.	11,100	737,040

CONSTRUCTION MATERIALS-STEEL - 2.0% Timken Co.	25,300	751,916

CONSUMER PRODUCTS-HOUSEHOLD - 1.9% Coca-Cola Co. (The)	12,000	730,440

CONSUMER PRODUCTS-PERSONAL CARE - 1.8% Nu Skin Enterprises, Inc. Class A	37,700	679,354

DATA PROCESSING & OUTSOURCED SERVICES - 2.1% Automatic Data Processing, Inc.	18,300	775,737

DISTRIBUTORS - 1.9% Genuine Parts Co.	17,285	695,203

ELECTRICAL COMPONENTS & EQUIPMENT - 1.8% Hubbell, Inc. Class B	15,450	675,011

ENVIRONMENTAL FACILITIES & SERVICES - 1.9% Waste Management, Inc.	20,990	704,424

FOOD DISTRIBUTORS - 1.9% SYSCO Corp.	25,000	725,500

FOOD & MEATS-PACKAGED - 2.0% Kraft Foods, Inc. Class A	24,700	765,947

FOOD RETAIL - 2.0% SUPERVALU, Inc.	25,500	764,490

Meridian Equity Income Fund®
Schedule of Investments (continued)
March 31, 2008 (Unaudited)

	Shares	Value*
COMMON STOCK (continued)

GENERAL MERCHANDISE STORES - 1.8% Family Dollar Stores, Inc.	34,100	$664,950

HOTEL RESORTS & CRUISE LINES - 1.9% Carnival Corp.	18,040	730,259

HOUSEHOLD APPLIANCES - 1.9% Stanley Works (The)	14,550	692,871

HOUSEHOLD-HOME FURNISHINGS - 1.9% Leggett & Platt, Inc.	45,925	700,356

HOUSEHOLD PRODUCTS - 1.9% Kimberly-Clark Corp.	11,050	713,278

HOUSEWARES SPECIALTIES - 1.8% Newell Rubbermaid, Inc.	29,900	683,813

INDUSTRIAL CONGLOMERATES - 3.8% 3M Co.	9,040	715,516
Eaton Corp.	9,020	718,623

		1,434,139

INSURANCE BROKERS - 1.8% Willis Group Holdings, Ltd. (United Kingdom)	20,325	683,123

INSURANCE-LIFE & HEALTH - 2.0% Lincoln National Corp.	14,385	748,020

INSURANCE-PROPERTY & CASUALTY - 1.9% Mercury General Corp.	16,245	719,816

LEISURE PRODUCTS - 1.8% Mattel, Inc.	34,100	678,590

	Shares	Value*
MACHINERY - 1.9% Caterpillar, Inc.	9,100	$712,439

MEDIA-BROADCASTING & CABLE TV - 1.9% CBS Corp. — Class B	32,900	726,432

MOTORCYLE MANUFACTURERS - 1.8% Harley-Davidson, Inc.	18,200	682,500

OFFICE SERVICES & SUPPLIES - 2.0% Avery Dennison Corp.	15,155	746,384

OIL & GAS-INTEGRATED - 2.1% Chevron Corp.	9,100	776,776

PAPER & FOREST PRODUCTS - 1.7% International Paper Co.	23,200	631,040

PAPER & PACKAGING - 2.0% Sonoco Products Co.	26,300	752,969

PHARMACEUTICALS - 1.9% Johnson & Johnson	11,135	722,327

RAILROADS - 1.9% Norfolk Southern Corp.	13,100	711,592

REITs-RESIDENTIAL - 1.8% Mid-America Apartment Communities, Inc. REIT	13,300	662,872

RESTAURANTS - 1.9% McDonald’s Corp.	12,500	697,125

SEMICONDUCTORS - 2.1% Intel Corp.	37,025	784,189

Meridian Equity Income Fund®
Schedule of Investments (continued)
March 31, 2008 (Unaudited)

	Shares	Value*
COMMON STOCK (continued)

TELECOMMUNICATION SERVICES- INTEGRATED - 1.9% AT&T, Inc.	18,680	$715,444

TOBACCO - 1.8% Reynolds American, Inc.	11,705	690,946

UTILITIES-MULTI - 1.9% AGL Resources, Inc.	20,300	696,696

TOTAL INVESTMENTS - 94.7% (Cost $37,680,664)		35,545,792

CASH AND OTHER ASSETS, LESS LIABILITIES - 5.3%		1,977,171

NET ASSETS - 100.0%		$37,522,963

The aggregate book cost is $37,680,664.
The aggregate gross unrealized appreciation is $926,178.
The aggregate gross unrealized depreciation is $(3,061,050).
The net unrealized depreciation is $(2,134,872).
REIT — Real Estate Investment Trust
*	Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day.

Meridian Growth Fund®
Schedule of Investments
March 31, 2008 (Unaudited)

	Shares	Value***
COMMON STOCKS - 94.0%

AEROSPACE/DEFENSE - 2.2% BE Aerospace, Inc.*	1,013,900	$35,435,805

BANKING - 3.3% SVB Financial Group*	863,100	37,665,684
UCBH Holdings, Inc.	1,851,416	14,366,988

		52,032,672

BROKERAGE & MONEY MANAGEMENT - 3.6% Affiliated Managers Group, Inc.*	284,000	25,770,160
T. Rowe Price Group, Inc.	628,850	31,442,500

		57,212,660

BUSINESS SERVICES - 2.6% Global Payments, Inc.	989,000	40,905,040

CELLULAR COMMUNICATIONS - 2.7% American Tower Corp. Class A*	1,070,400	41,970,384

CHEMICALS-SPECIALTY - 2.9% RPM International, Inc.	2,192,310	45,906,971

COMPUTER HARDWARE - 2.6% Diebold, Inc.	1,096,025	41,155,739

CONSTRUCTION - 2.3% Granite Construction, Inc.	1,113,885	36,435,178

CONSUMER SERVICES - 2.6% Rollins, Inc.	2,339,780	41,390,708

DISTRIBUTORS - 1.3% Watsco, Inc.	508,200	21,049,644

ENERGY - 3.0% FMC Technologies, Inc.*	828,200	47,116,298

	Shares	Value***
HEALTHCARE INFORMATION SERVICES - 2.2% Cerner Corp.*	938,230	$34,977,214

HEALTHCARE PRODUCTS - 9.6% C. R. Bard, Inc.	551,175	53,133,270
DENTSPLY International, Inc.	1,357,600	52,403,360
Edwards Lifesciences Corp.*	1,052,685	46,897,117

		152,433,747

HEALTHCARE SERVICES - 3.4% Laboratory Corp. of America Holdings*	169,100	12,459,288
Millipore Corp.*	619,000	41,726,790

		54,186,078
HOTELS & LODGING - 0.8% Las Vegas Sands Corp.*	170,700	12,570,348

INDUSTRIAL CONGLOMERATES - 6.6% Airgas, Inc.	556,367	25,298,007
Dionex Corp.*	555,800	42,791,042
Pall Corp.	1,032,200	36,199,254

		104,288,303

INDUSTRIAL SERVICES - 2.4% Allied Waste Industries, Inc.*	3,509,825	37,941,208

INSURANCE BROKERS - 4.7% Brown & Brown, Inc.	1,992,050	34,621,829
Willis Group Holdings, Ltd. (United Kingdom)	1,166,530	39,207,073

		73,828,902

INSURANCE-PROPERTY & CASUALTY - 2.6% Mercury General Corp.	913,976	40,498,277

LEISURE & AMUSEMENT - 3.2% Royal Caribbean Cruises, Ltd.	1,191,835	39,211,372
Winnebago Industries, Inc.	633,200	10,701,080

		49,912,452

Meridian Growth Fund®
Schedule of Investments (continued)
March 31, 2008 (Unaudited)

	Shares	Value***
COMMON STOCK (continued)

LEISURE PRODUCTS - 0.5% Mattel, Inc.	401,600	$7,991,840

REITS-DIVERSIFIED - 0.5% Digital Realty Trust, Inc. REIT	224,700	7,976,850

RESTAURANTS - 4.3% CBRL Group, Inc.	931,988	33,337,211
Jack in the Box, Inc.*	1,272,400	34,189,388

		67,526,599

RETAIL - 8.2% American Eagle Outfitters, Inc.	1,495,800	26,191,458
Bed Bath & Beyond, Inc.*	613,400	18,095,300
PetSmart, Inc.	1,750,200	35,774,088
Ross Stores, Inc.	1,656,700	49,634,732

		129,695,578

TECHNOLOGY - 6.2% NetApp, Inc.*	1,578,900	31,656,945
Trimble Navigation, Ltd.*	856,200	24,478,758
Zebra Technologies Corp. Class A*	1,244,613	41,470,505

		97,606,208

TECH-SOFTWARE - 9.7% Advent Software, Inc.*	961,338	40,972,226
Blackbaud, Inc.	327,300	7,946,844
Dun & Bradstreet Corp.	386,300	31,437,094
MICROS Systems, Inc.*	1,131,400	38,082,924
Teradata Corp.*	1,573,500	34,711,410

		153,150,498

TOTAL COMMON STOCKS - 94.0% (Cost $1,413,579,397)		1,485,195,201

Value***
U.S. GOVERNMENT OBLIGATIONS - 3.5% U.S. Treasury Bill @ 3.042%** due 04/10/08 (Face Value $20,000,000)	$19,984,900

U.S. Treasury Bill @ 2.065%** due 04/17/08 (Face Value $20,000,000)	19,981,689

U.S. Treasury Bill @ 1.344%** due 06/12/08 (Face Value $15,000,000)	14,964,150

TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $54,926,389)	54,930,739

TOTAL INVESTMENTS - 97.5% (Cost $1,468,505,786)	1,540,125,940

CASH AND OTHER ASSETS, LESS LIABILITIES - 2.5%	39,988,702

NET ASSETS - 100.0%	$1,580,114,642

The aggregate book cost is $1,468,505,786.
The aggregate gross unrealized appreciation is $206,436,867.
The aggregate gross unrealized depreciation is $(134,816,713).
The net unrealized appreciation is $71,620,154.
REIT — Real Estate Investment Trust
*	Non-income producing securities

**	Annualized yield at date of purchase

***	Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day.

Meridian Value Fund®
Schedule of Investments
March 31, 2008 (Unaudited)

	Shares	Value***
COMMON STOCKS - 94.9%

AEROSPACE/DEFENSE - 2.0% BE Aerospace, Inc.*	766,800	$26,799,660

AGRICULTURE - 0.9% Bunge, Ltd.	145,400	12,632,352

APPAREL - 4.0% Hanesbrands, Inc.*	924,300	26,989,560
Liz Claiborne, Inc.	769,200	13,960,980
Quiksilver, Inc.*	1,389,500	13,630,995

		54,581,535

ASSET MANAGEMENT & CUSTODY BANKS - 0.5% Federated Investors, Inc. Class B	160,500	6,285,180

BANKING - 1.6% Annaly Capital Management, Inc. REIT	1,452,700	22,255,364

BREWERS - 3.1% Anheuser-Busch Cos., Inc.	893,900	42,415,555

BUSINESS SERVICES - 1.6% Hewitt Associates, Inc. Class A*	543,800	21,626,926

CONSUMER PRODUCTS - 8.2% Avon Products, Inc.	963,300	38,088,882
Briggs & Stratton Corp.	943,100	16,881,490
Electronic Arts, Inc.*	454,100	22,668,672
Pactiv Corp.*	1,303,100	34,154,251

		111,793,295

	Shares	Value***
ENERGY - 9.9% BP plc ADR (United Kingdom)	432,800	$26,249,320
Exterran Holdings, Inc.*	263,550	17,009,517
International Coal Group, Inc.*	3,910,000	24,828,500
Kinder Morgan Management, LLC*	836,851	42,654,319
Transocean, Inc.*	184,002	24,877,070

		135,618,726

HEALTHCARE PRODUCTS - 11.4% Abbott Laboratories	636,000	35,075,400
American Medical Systems Holdings, Inc.*	1,872,700	26,573,613
Baxter International, Inc.	456,600	26,400,612
Beckman Coulter, Inc.	593,700	38,323,335
STERIS Corp.	1,120,600	30,065,698

		156,438,658

INDUSTRIAL PRODUCTS - 11.8% Albany International Corp. Class A	882,300	31,886,322
Cabot Corp.	931,000	26,068,000
Chemtura Corp.	2,182,900	16,022,486
Franklin Electric Co., Inc.	389,700	13,316,049
Mine Safety Appliances Co.	504,850	20,794,772
Schnitzer Steel Industries, Inc. Class A	190,100	13,500,902
Sealed Air Corp.	1,561,000	39,415,250

		161,003,781

INDUSTRIAL SERVICES - 0.4% ABM Industries, Inc.	312,700	7,016,988

INFORMATION TECHNOLOGY SERVICES - 3.0% CACI International, Inc. Class A*	890,000	40,539,500

INSURANCE BROKERS - 1.9% Willis Group Holdings, Ltd. (United Kingdom)	782,400	26,296,464

Meridian Value Fund®
Schedule of Investments (continued)
March 31, 2008 (Unaudited)

	Shares	Value***
COMMON STOCK (continued)

LEISURE & AMUSEMENT - 1.7% Polaris Industries, Inc.	404,700	$16,596,747
Shuffle Master, Inc.*	1,203,800	6,440,330

		23,037,077

LEISURE PRODUCTS - 2.1% Mattel, Inc.	1,424,100	28,339,590

MEDIA - 4.6% Arbitron, Inc.	322,400	13,914,784
Grupo Televisa SA ADR (Mexico)	810,200	19,639,248
Marvel Entertainment, Inc.*	1,098,400	29,426,136

		62,980,168

PHARMACEUTICALS - 3.2% Charles River Laboratories International, Inc.*	468,100	27,589,814
ImClone Systems, Inc.*	372,700	15,809,934

		43,399,748

SEMICONDUCTORS - 2.7% Intel Corp.	1,758,000	37,234,440

TECHNOLOGY - 6.1% Avid Technology, Inc.*	740,300	18,018,902
Entegris, Inc.*	2,215,900	15,932,321
Intermec, Inc.*	909,700	20,186,243
Western Digital Corp.*	416,400	11,259,456
Zebra Technologies Corp. Class A*	542,800	18,086,096

		83,483,018

TECH-SOFTWARE - 0.9% Secure Computing Corp.*	1,851,700	11,943,465

TELECOMMUNICATIONS EQUIPMENT - 1.2% Nokia Oyj ADR (Finland)	524,700	16,701,201

	Shares	Value***
TELECOMMUNICATIONS SERVICES - 2.9% Verizon Communications, Inc.	1,101,300	$40,142,385

TRANSPORTATION-AIRLINES - 1.2% GOL Linhas Aereas Inteligentes SA ADR (Brazil)	1,143,900	17,032,671

TRUCKING - 1.3% Con-way, Inc.	357,600	17,694,048

UTILITIES - 6.7% Dynegy, Inc. Class A*	3,898,900	30,762,321
Hawaiian Electric Industries, Inc.	1,419,875	33,892,416
Progress Energy, Inc.	636,800	26,554,560

		91,209,297

TOTAL COMMON STOCKS - 94.9% (Cost $1,311,338,821)		1,298,501,092

U.S. GOVERNMENT OBLIGATIONS - 4.3% U.S. Treasury Bill @ 1.702%** due 04/03/08 (Face Value $15,000,000)		14,998,583

U.S. Treasury Bill @ 3.042%** due 04/10/08 (Face Value $15,000,000)		14,988,675

U.S. Treasury Bill @ 1.344%** due 06/12/08 (Face Value $30,000,000)		29,928,300

TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $59,906,858)		59,915,558

TOTAL INVESTMENTS - 99.2% (Cost $1,371,245,679)		1,358,416,650

CASH AND OTHER ASSETS, LESS LIABILITIES - 0.8%		10,289,715

NET ASSETS - 100.0%		$1,368,706,365

The aggregate book cost is $1,371,245,679.
The aggregate gross unrealized appreciation is $105,962,479.
The aggregate gross unrealized depreciation is $(118,791,508).
The net unrealized depreciation is $(12,829,029).

Meridian Value Fund®
Schedule of Investments (continued)
March 31, 2008 (Unaudited)

ADR — American Depository Receipt
REIT — Real Estate Investment Trust
*	Non-income producing securities

**	Annualized yield at date of purchase

***	Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day.

(THIS PAGE INTENTIONALLY LEFT BLANK)

MERIDIAN FUND, INC.

This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.
Officers and Directors
RICHARD F. ASTER, JR.
President and Director
MICHAEL S. ERICKSON
HERBERT C. KAY
JAMES B. GLAVIN
RONALD ROTTER
MICHAEL STOLPER
Directors
GREGG B. KEELING
Chief Financial Officer,
Treasurer and Secretary
Chief Compliance Officer
Custodian
PFPC TRUST COMPANY
Philadelphia, Pennsylvania
Transfer Agent and Disbursing Agent
PFPC INC.
King of Prussia, Pennsylvania
(800) 446-6662
Counsel
MORRISON & FOERSTER LLP
Washington, D.C.
Auditors
PRICEWATERHOUSECOOPERS LLP
San Francisco, California
MERIDIAN EQUITY INCOME FUND
MERIDIAN GROWTH FUND
MERIDIAN VALUE FUND
THIRD QUARTER REPORT
60 E. Sir Francis Drake Blvd.
Wood Island, Suite 306
Larkspur, CA 94939
www.meridianfund.com
Telephone (800) 446-6662
March 31, 2008